EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each of the Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A Common Stock, par value $0.00001 per share, of Neptune Insurance Holdings Inc., and that this agreement may be included as an exhibit to such joint filing.

Dated: November 7, 2025

BSIV Hold 101, LP

By: BSIV Hold 101 GP, LLC, its General Partner

By: Bregal Sagemount IV General Partner Jersey Limited, its Sole Member

/s/ Colin James Dow

Name:	Colin James Dow
Title:	Director

/s/ Paul Andrew Bradshaw

Name:	Paul Andrew Bradshaw
Title:	Director

BSIV Hold 101 GP, LLC

By: Bregal Sagemount IV General Partner Jersey Limited, its Sole Member

/s/ Colin James Dow

Name:	Colin James Dow
Title:	Director

/s/ Paul Andrew Bradshaw

Name:	Paul Andrew Bradshaw
Title:	Director

Bregal Sagemount IV General Partner Jersey Limited

/s/ Colin James Dow

Name:	Colin James Dow
Title:	Director

/s/ Paul Andrew Bradshaw

Name:	Paul Andrew Bradshaw
Title:	Director

Bregal Sagemount Management LP

/s/ Gene Yoon

Name:	Gene Yoon
Title:	Managing Partner

Gene Yoon

/s/ Gene Yoon

Name:	Gene Yoon